:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Matrix Service Company
Full Name of Registrant

Former Name if Applicable

10701 E. Ute Street
Address of Principal Executive Office (Street and Number)

Tulsa, Oklahoma 74116-1517
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Company has been working diligently to complete its Quarterly Report on Form 10-Q for the quarter ended November 30, 2007 (the “Form 10-Q”). As a result of the effort required to review and quantify the charges for cost overruns on a liquefied natural gas construction contract in the Gulf Coast region and as a result of lost time due to the December ice storm in Tulsa, Oklahoma, the Company requires additional time to complete the preparation and review of the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George L. Austin	918	838-8822
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Matrix Service Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 9, 2008	By	/s/ George L. Austin
George L. Austin

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXPLANATION REFERRED TO IN PART IV, ITEM (3) OF FORM 12b-25

See attached earnings release

3

FOR IMMEDIATE RELEASE

MATRIX SERVICE CHARGES OF $17.9 MILLION REDUCE FULLY DILUTED EARNINGS

PER SHARE TO $0.01 IN THE SECOND QUARTER OF FISCAL 2008, ENDED

NOVEMBER 30, 2007

Second Quarter 2008 Highlights:

•	Revenues were $194.7 million compared to $166.4 million a year earlier;
•	Net income was $0.2 million compared with $8.1 million in the second quarter a year ago;
•	Gross margins were 5.8% versus 13.2% for the second quarter a year earlier; and
•	Fully diluted EPS was $0.01 per share versus $0.31 per share in the same quarter a year ago.

Six Month 2008 Highlights:

•	Revenues were $356.1 million compared to $293.2 million for the same period in fiscal 2007; and
•	Fully diluted EPS was $0.24 per share versus $0.43 per share a year earlier.

TULSA, OK – January 9, 2008 – Matrix Service Co. (Nasdaq: MTRX), a leading industrial services company, today reported its financial results for the second quarter of fiscal 2008, ended November 30, 2007. Total revenues for the quarter were $194.7 million compared to $166.4 million recorded in the second quarter of fiscal 2007.

Net income for the second quarter of fiscal 2008 was $0.2 million, or $0.01 per fully diluted share compared to $8.1 million, or $0.31 per fully diluted share, in the prior year second quarter. Current second quarter results included pre-tax charges of $17.0 million, or $0.38 per fully diluted share, for cost overruns on a liquefied natural gas (LNG) construction project in the Gulf Coast Region ($16.0 million) and to fully reserve a receivable from a customer who filed bankruptcy in the second quarter ($1.0 million). These results also reflect an additional $0.9 million pre-tax charge for non-recurring employee benefit costs. In addition to these charges, Matrix Service recorded a $0.7 million tax benefit in the second quarter resulting from the continuing assessment of the realizability of state investment tax credits.

Michael J. Bradley, president and chief executive officer of Matrix Service Company, said, “We are extremely proud of the continued growth in our underlying businesses and the hard work and dedication of our skilled workforce. With that said, we are disappointed with the charges related to cost overruns on the Gulf Coast LNG project which overshadowed what otherwise was an outstanding quarter.”

EBITDA(1) for the second quarter of fiscal 2008 was $1.5 million, compared to $14.9 million for the same period last year. Gross margins on a consolidated basis for the current quarter were 5.8% compared to 13.2% reported in the same quarter a year ago. Absent the impact of the special items discussed above, gross margins would have been 15.0% in the current quarter(2).

(1)	The Company uses EBITDA (earnings before net interest, income taxes, depreciation and amortization) as part of its overall assessment of financial performance by comparing EBITDA between accounting periods. Matrix Service believes that EBITDA is used by the financial community as a method of measuring the Company's performance and of evaluating the market value of companies considered to be in similar businesses. EBITDA should not be considered as an alternative to net income or cash provided by operating activities, as defined by accounting principles generally accepted in the United States (“GAAP”). A reconciliation of EBITDA to net income is included at the end of this release.

(2)	Gross margins before special items (and the related amounts per share), a non-GAAP financial measure, exclude a $16.0 million pre-tax charge for the second quarter of fiscal 2008 and exclude a $17.5 million pre-tax charge for the first six months of fiscal 2008 relating to a LNG project. Also excluded is a $0.5 million pre-tax charge in the second quarter and the six month period related to non-recurring employee benefit costs. Management believes these charges affect the comparison of results for the periods presented. Management also believes that results excluding these items are useful in evaluating operational trends for Matrix Service and its performance relative to its competitors. A reconciliation of revenues, gross profit, gross margin %, SG&A and operating income before special items is included at the end of this press release.

Matrix Service Company

January 9, 2008

Construction Services revenues for the second quarter 2008 were $116.3 million compared to $83.3 million in the same period a year earlier. The increase was a result of significantly higher construction work in Aboveground Storage Tanks, where second quarter revenues soared 53.0% to $58.3 million, from $38.1 million in the second quarter of fiscal 2007. The increase was also driven by Downstream Petroleum revenues, which gained 55.5% to $39.5 million, from $25.4 million for the year-earlier period, and by Specialty revenues, which increased 6.5% to $13.2 million, from $12.4 million for the year-earlier period. These improvements were partially offset by a decline of $2.1 million in Electrical and Instrumentation revenues. Construction Services’ gross margins were (1.6)% versus 11.3% in the second quarter of fiscal 2007. Absent the impact of the special items discussed previously, margins would have been 13.6% in the current quarter(2).

Repair and Maintenance Services revenues were $78.5 million in the second quarter of 2008 versus $83.1 million in the same quarter in 2007. The decrease was primarily a result of lower Downstream Petroleum revenues, where second quarter revenues were $29.8 million compared to $42.8 million a year earlier, and by lower Electrical and Instrumentation revenues, which fell to $4.1 million, from $6.6 million for the year-earlier period. These declines were partially offset by Aboveground Storage Tank revenues which rose 32.0% to $44.5 million from $33.7 million in the year-earlier period. Gross margins were 16.7% in the quarter versus 15.1% in the second quarter a year ago. Repair and Maintenance Services’ gross margins benefited from continued high levels of callout work, particularly in our Aboveground Storage Tank segment.

Six Month Results

For the six months ended November 30, 2007, Matrix Service reported consolidated revenues of $356.1 million versus $293.2 million recorded in the year-earlier period.

Net income for the six month period was $6.5 million, or $0.24 per fully diluted share, compared to $11.1 million, or $0.43 per fully diluted share, in the comparable period last year. Current year results included pre-tax charges of $18.5 million, or $0.41 per fully diluted share for cost overruns on a LNG construction project in the Gulf Coast Region ($17.5 million) and to fully reserve a receivable from a customer who filed bankruptcy in the second quarter ($1.0 million). These results also reflect an additional pre-tax $0.9 million charge for non-recurring employee benefit costs. In addition to these charges, Matrix Service recorded a $0.7 million tax benefit in the second quarter resulting from the continuing assessment of the realizability of state investment tax credits. EBITDA(1) for the six months ended November 30, 2007 was $14.1 million, compared with $22.1 million for the year-earlier period. Consolidated gross margins were 8.5% compared to 12.0% a year earlier. Absent the impact of the special items discussed above, year-to-date margins would have been 14.9%(2).

Revenues for the Construction Services segment were $215.1 million, compared with $160.1 million for the six months ending November 30, 2006. The increase was due to significantly higher construction work in Downstream Petroleum, where revenues for the six month period increased 82.3% to $73.1 million versus $40.1 million for the same six month period last year. The increase was also driven by higher Aboveground Storage Tank revenues, which jumped 28.0% to $97.8 million in the recent six month period, versus $76.4 million a year earlier, and by higher Specialty revenues, which gained 15.4% to $36.8 million in the recent six month period compared to $31.9 million a year earlier. These increases were partially offset by a decline of $4.4 million in Electrical and Instrumentation revenues. Gross margins in the Construction Services segment were 3.2% compared to 11.1% a year earlier. Absent the impact of the special items discussed previously, margins would have been 13.6% in the first half of fiscal year 2008(2).

Matrix Service Company

January 9, 2008

Revenues for Repair and Maintenance Services rose $7.9 million, or 5.9%, to $141.0 million, for the six month period ending November 30, 2007, from $133.1 million for the six month period ending November 30, 2006. The increase was primarily due to significantly higher Aboveground Storage Tank revenues which rose 43.6% to $86.0 million, versus $59.9 million for the same six month period last year. These increases were partially offset by lower Downstream Petroleum revenues, which fell 24.3% to $47.3 million in the six month period from $62.5 million in the same six month period last year, and by Electrical and Instrumentation revenues, which fell 29.0% to $7.6 million in the six month period from $10.7 million in the same six month period last year. Gross margins were 16.5% versus 13.1% a year earlier.

Mr. Bradley added, “Based upon the results of our LNG project, we will not meet our earlier gross margin guidance. We believe gross margins in the remaining six months of the fiscal year should be in the range of 11.5% to 13.5%, which would include approximately $27 million of additional LNG revenues at zero gross profit. We are maintaining our original revenue guidance of $700 million to $750 million and SG&A expense should still range between 5.0% and 5.5%.”

Conference Call Details

In conjunction with the press release, Matrix Service will host a conference call with Michael J. Bradley, president and CEO, and Les Austin, vice president and CFO. The call will take place at 11:00 a.m. (EST)/10:00 a.m. (CST) today and will be simultaneously broadcast live over the Internet at www.matrixservice.com or www.vcall.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the broadcast will be available within one hour of completion of the live call.

About Matrix Service Company

Matrix Service Company provides general industrial construction and repair and maintenance services principally to the petroleum, petrochemical, power, bulk storage terminal, pipeline and industrial gas industries.

The Company is headquartered in Tulsa, Oklahoma, with regional operating facilities located in Oklahoma, Texas, California, Michigan, Pennsylvania, Illinois, Washington, and Delaware in the U.S. and Canada.

This release contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are generally accompanied by words such as “anticipate,” “continues,” “expect,” “forecast,” “outlook,” “believe,” “estimate,” “should” and “will” and words of similar effect that convey future meaning, concerning the Company’s operations, economic performance and management's best judgment as to what may occur in the future. Future events involve risks and uncertainties that may cause actual results to differ materially from those we currently anticipate. The actual results for the current and future periods and other corporate developments will depend upon a number of economic, competitive and other influences, including the possibility of further overruns or delays on the Company’s Gulf Coast LNG project and those factors discussed in the “Risk Factors” and “Forward Looking Statements” sections and elsewhere in the Company’s reports and filings made from time to time with the Securities and Exchange Commission. Many of these risks and uncertainties are beyond the control of the Company, and any one of which, or a combination of which, could materially and adversely affect the results of the Company’s operations and its financial condition. We undertake no obligation to update information contained in this release.

For more information, please contact:

Matrix Service Company

Les Austin

Vice President Finance and CFO

T: 918-838-8822

E: laustin@matrixservice.com

Investors and Financial Media:

Trúc Nguyen

The Global Consulting Group

T: 646-284-9418

E: tnguyen@hfgcg.com

Matrix Service Company

January 9, 2008

Matrix Service Company

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	November 30, 2007	November 30, 2006	November 30, 2007	November 30, 2006
	(unaudited)		(unaudited)
Revenues	$194,734	$166,366	$356,061	$293,225
Cost of revenues	183,488	144,464	325,911	258,016

Gross profit	11,246	21,902	30,150	35,209
Selling, general and administrative expenses	11,841	8,749	19,887	16,433

Operating income (loss)	(595)	13,153	10,263	18,776

Other income (expense):
Interest expense	(273)	(759)	(577)	(1,505)
Interest income	15	29	31	58
Other	47	198	37	302

Income (loss) before income taxes	(806)	12,621	9,754	17,631
Provision (benefit) for federal, state and foreign income taxes	(1,016)	4,547	3,208	6,549

Net income	$210	$8,074	$6,546	$11,082

Basic earnings per common share	$0.01	$0.35	$0.25	$0.50

Diluted earnings per common share	$0.01	$0.31	$0.24	$0.43

Weighted average common shares outstanding:
Basic	26,625	23,004	26,609	22,252
Diluted	27,131	26,589	27,109	26,572

Matrix Service Company

January 9, 2008

Matrix Service Company

Consolidated Balance Sheets

(In thousands)

	November 30, 2007	May 31, 2007
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,229	$9,147
Accounts receivable, less allowances (November 30, 2007 - $192 and May 31, 2007 - $260)	134,802	98,497
Costs and estimated earnings in excess of billings on uncompleted contracts	43,158	45,634
Inventories	4,866	4,891
Income tax receivable	3,104	—
Deferred income taxes	5,819	3,283
Prepaid expenses	2,149	2,910
Other current assets	1,759	929

Total current assets	201,886	165,291

Property, plant and equipment at cost:
Land and buildings	23,719	23,405
Construction equipment	43,583	39,958
Transportation equipment	15,203	14,380
Furniture and fixtures	11,102	10,116
Construction in progress	5,472	1,788

	99,079	89,647
Accumulated depreciation	(46,894)	(43,654)

	52,185	45,993

Goodwill	23,530	23,357

Other assets	660	8,268

Total assets	$278,261	$242,909

Matrix Service Company

January 9, 2008

Matrix Service Company

Consolidated Balance Sheets

(In thousands, except share data)

	November 30, 2007	May 31, 2007
	(unaudited)
Liabilities and stockholders’ equity

Current liabilities:
Accounts payable	$63,414	$52,144
Billings on uncompleted contracts in excess of costs and estimated earnings	51,994	34,243
Accrued insurance	6,396	6,422
Accrued wages and benefits	9,980	15,442
Income tax payable	—	956
Current capital lease obligation	854	753
Current portion of acquisition payable	2,781	2,712
Other accrued expenses	1,553	1,313

Total current liabilities	136,972	113,985

Long-term capital lease obligation	521	836
Long-term debt	3,250	—
Deferred income taxes	3,573	2,512

Stockholders’ equity:
Common stock – $.01 par value; 60,000,000 shares authorized 27,888,217 shares issued as of November 30, 2007 and May 31, 2007	279	279
Additional paid-in capital	106,157	104,408
Retained earnings	29,953	23,422
Accumulated other comprehensive income	1,439	967

	137,828	129,076
Less: Treasury stock, at cost – 1,218,518 and 1,297,466 shares as of November 30, 2007 and May 31, 2007	(3,883)	(3,500)

Total stockholders’ equity	133,945	125,576

Total liabilities and stockholders’ equity	$278,261	$242,909

Matrix Service Company

January 9, 2008

Results of Operations

	Construction Services	Repair & Maintenance Services	Other	Combined Total
	(In thousands)
Three Months Ended November 30, 2007
Gross revenues	$119,443	$79,420	$—	$198,863
Less: Inter-segment revenues	3,170	959	—	4,129

Consolidated revenues	116,273	78,461	—	194,734
Gross profit (loss)	(1,839)	13,085	—	11,246
Operating income (loss)	(9,269)	8,508	166	(595)
Income (loss) before income tax expense	(9,432)	8,460	166	(806)
Net income (loss)	(5,240)	5,350	100	210
Segment assets	163,597	93,030	21,634	278,261
Capital expenditures	2,400	1,870	1,169	5,439
Depreciation and amortization expense	1,178	861	—	2,039

Three Months Ended November 30, 2006
Gross revenues	$85,871	$83,383	$—	$169,254
Less: Inter-segment revenues	2,568	320	—	2,888

Consolidated revenues	83,303	83,063	—	166,366
Gross profit	9,372	12,530	—	21,902
Operating income (loss)	4,609	8,590	(46)	13,153
Income (loss) before income tax expense	4,487	8,180	(46)	12,621
Net income (loss)	2,945	5,157	(28)	8,074
Segment assets	93,561	82,739	20,014	196,314
Capital expenditures	1,921	1,173	378	3,472
Depreciation and amortization expense	896	677	—	1,573

Six Months Ended November 30, 2007
Gross revenues	$222,460	$143,405	$—	$365,865
Less: Inter-segment revenues	7,408	2,396	—	9,804

Consolidated revenues	215,052	141,009	—	356,061
Gross profit	6,834	23,316	—	30,150
Operating income (loss)	(5,345)	15,527	81	10,263
Income (loss) before income tax expense	(5,719)	15,392	81	9,754
Net income (loss)	(3,013)	9,510	49	6,546
Segment assets	163,597	93,030	21,634	278,261
Capital expenditures	3,906	2,542	1,879	8,327
Depreciation and amortization expense	2,231	1,582	—	3,813

Six Months Ended November 30, 2006
Gross revenues	$164,862	$133,811	$—	$298,673
Less: Inter-segment revenues	4,750	698	—	5,448

Consolidated revenues	160,112	133,113	—	293,225
Gross Profit	17,819	17,390	—	35,209
Operating income (loss)	8,900	9,922	(46)	18,776
Income (loss) before income tax expense	8,198	9,479	(46)	17,631
Net income (loss)	5,172	5,938	(28)	11,082
Segment assets	93,561	82,739	20,014	196,314
Capital expenditures	4,193	1,935	649	6,777
Depreciation and amortization expense	1,695	1,336	—	3,031

Matrix Service Company

January 9, 2008

Segment Revenue from External Customers by Industry Type

	Construction Services	Repair & Maintenance Services	Total
	(In thousands)
Three Months Ended November 30, 2007
Aboveground Storage Tanks	$58,326	$44,504	$102,830
Downstream Petroleum	39,499	29,810	69,309
Electrical and Instrumentation	5,239	4,147	9,386
Specialty	13,209	—	13,209

Total	$116,273	$78,461	$194,734

Three Months Ended November 30, 2006
Aboveground Storage Tanks	$38,147	$33,685	$71,832
Downstream Petroleum	25,411	42,761	68,172
Electrical and Instrumentation	7,315	6,617	13,932
Specialty	12,430	—	12,430

Total	$83,303	$83,063	$166,366

Six Months Ended November 30, 2007
Aboveground Storage Tanks	$97,801	$86,033	$183,834
Downstream Petroleum	73,050	47,347	120,397
Electrical and Instrumentation	7,410	7,629	15,039
Specialty	36,791	—	36,791

Total	$215,052	$141,009	$356,061

Six Months Ended November 30, 2006
Aboveground Storage Tanks	$76,351	$59,893	$136,244
Downstream Petroleum	40,087	62,481	102,568
Electrical and Instrumentation	11,774	10,739	22,513
Specialty	31,900	—	31,900

Total	$160,112	$133,113	$293,225

Matrix Service Company

January 9, 2008

Non-GAAP Financial Measures

EBITDA is a supplemental, non-generally accepted accounting principle (GAAP) financial measure. EBITDA is defined as earnings before net interest expense, taxes, depreciation and amortization. We have presented EBITDA because it is used by the financial community as a method of measuring our performance and of evaluating the market value of companies considered to be in similar businesses. We believe that the line item on our consolidated statements of operations entitled “net income (loss)” is the most directly comparable GAAP measure to EBITDA. Since EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance. EBITDA, as we calculate it, may not be comparable to similarly titled measures employed by other companies. In addition, this measure is not necessarily a measure of our ability to fund our cash needs. As EBITDA excludes certain financial information compared with net income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the type of events and transactions, which are excluded. Our non-GAAP performance measure, EBITDA, has certain material limitations as follows:

•

It does not include net interest expense. Because we have borrowed money to finance our operations, interest expense is a necessary and ongoing part of our costs and has assisted us in generating revenue. Therefore, any measure that excludes interest expense has material limitations.

•	It does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations.
•

It does not include depreciation and amortization expense. Because we use capital assets to generate revenue, depreciation and amortization expense is a necessary element of our cost structure. Therefore, any measure that excludes depreciation and amortization expense has material limitations.

A reconciliation of EBITDA to net income follows:

	Three Months Ended		Six Months Ended
	November 30, 2007	November 30, 2006	November 30, 2007	November 30, 2006
	(In thousands)		(In thousands)
Net income	$210	$8,074	$6,546	$11,082
Interest expense, net	258	730	546	1,447
Provision (benefit) for income taxes	(1,016)	4,547	3,208	6,549
Depreciation and amortization	2,039	1,573	3,813	3,031

EBITDA	$1,491	$14,924	$14,113	$22,109

Matrix Service Company

January 9, 2008

Non-GAAP Financial Measures (Continued)

A reconciliation of these categories before special items follows:

	Actual	LNG Construction Project	Bankrupt Customer Charge		Non- Recurring Employee Benefit Costs	Before Special Items
Three Months Ended November 30, 2007 Consolidated
Revenues	$194,734	$(9,939)	$		$—	$184,795
Gross Profit	11,246	16,000			500	27,746
Gross Margin %	5.8%					15.0%
SG&A	11,841			(975)	(358)	10,508
Operating Income (loss)	(595)	16,000		975	858	17,238

Three Months Ended November 30, 2007 Construction Services
Revenues	$116,273	$(9,939)	$		$—	$106,334
Gross Profit	(1,839)	16,000			290	14,451
Gross Margin %	(1.6%)					13.6%
SG&A	7,430			(975)	(222)	6,233
Operating Income (loss)	(9,269)	16,000		975	512	8,218

Six Months Ended November 30, 2007 Consolidated
Revenues	$356,061	$(33,711)	$		$—	$322,350
Gross Profit	30,150	17,500			500	48,150
Gross Margin %	8.5%					14.9%
SG&A	19,887			(975)	(358)	18,554
Operating Income	10,263	17,500		975	858	29,596

Six Months Ended November 30, 2007 Construction Services
Revenues	$215,052	$(33,711)	$		$—	$181,341
Gross Profit	6,834	17,500			290	24,624
Gross Margin %	3.2%					13.6%
SG&A	12,179			(975)	(222)	10,982
Operating Income (loss)	(5,345)	17,500		975	512	13,642

Revenues, gross profit, gross margins, SG&A and operating income before special items (and the related amounts per share), which are non-GAAP financial measures, exclude certain pre-tax charges for the first and second quarters of fiscal 2008 that management believes affect the comparison of results for the periods presented. Management also believes that results excluding these items are useful in evaluating operational trends for Matrix Service and its performance relative to its competitors.